UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 7, 2022

COLONNADE ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40184	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1400 Centrepark Blvd. Ste. 810

West Palm Beach, FL 33401

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (561) 712-7860

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	CLAA.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	CLAA	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	CLAA WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

First Amendment to Merger Agreement

On December 7, 2022, Colonnade Acquisition Corp. II (“CLAA”), a Cayman Islands exempted company, entered into an amendment (the “First Amendment”) to that certain agreement and plan of merger, by and among CLAA, Pasadena Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of CLAA (“Merger Sub”), and Plastiq Inc., a Delaware corporation (“Plastiq”) (as it may be amended and/or restated from time to time, the “Merger Agreement”). The transactions contemplated by the Merger Agreement together with the other related agreements are referred to herein as the “Business Combination.”

Pursuant to Section 6.1 of the Merger Agreement, Plastiq agreed not to take certain actions without the prior written consent of CLAA. On November 14, 2022, CLAA consented, pursuant to Section 6.1 of the Merger Agreement, to Plastiq entering into, and causing its subsidiaries party thereto to enter into, a financing agreement (as it may be amended and/or restated from time to time, the “Financing Agreement”) by and among Plastiq, each subsidiary of Plastiq party thereto as a guarantor, the lenders party thereto, and Blue Torch Finance LLC, as administrative agent and collateral agent, pursuant to which the lenders party thereto have agreed to provide financing in an aggregate principal amount of up to $40,000,000 to the borrowers thereunder.

Pursuant to the First Amendment, the Merger Agreement was amended such that the Base Purchase Price (defined as $400,000,000 in the Merger Agreement) will be reduced by the net proceeds received by Plastiq and/or its subsidiaries under the Financing Agreement as of immediately prior to the closing of the Business Combination, which amount, for the avoidance of doubt, shall exclude $14,500,000, which is the amount of Indebtedness for borrowed money contemplated at the time of the execution of the Merger Agreement.

The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the First Amendment, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to shareholders of CLAA for their consideration. CLAA has filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement to be distributed to CLAA’s shareholders in connection with CLAA’s solicitation for proxies for the vote by CLAA’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Plastiq’s stockholders in connection with the completion of the Business Combination. After the Registration Statement has been declared effective, CLAA will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. CLAA’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with CLAA’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about CLAA, Plastiq and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by CLAA, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: CLAA’s Chief Executive Officer at 1400 Centrepark Blvd. Ste. 810, West Palm Beach, FL 33401.

Participants in the Solicitation

CLAA, Plastiq and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CLAA’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CLAA’s shareholders in connection with the Business Combination and a description of their direct and indirect interests are set forth in CLAA’s proxy statement / prospectus filed with the SEC on November 14, 2022. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	First Amendment to Agreement and Plan of Merger, dated as of December 7, 2022, by and among Colonnade Acquisition Corp. II, Pasadena Merger Sub Inc. and Plastiq Inc.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLONNADE ACQUISITION CORP. II

By:	/s/ Remy W. Trafelet
Name:	Remy W. Trafelet
Title:	Chief Executive Officer

Date: December 7, 2022

Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Amendment (this “Amendment”), entered into and effective as of December 7, 2022, is made to that Agreement and Plan of Merger (as may be further amended, modified and restated, the “Merger Agreement”), dated as of August 3, 2022, by and among Colonnade Acquisition Corp. II, a Cayman Islands exempted company limited by shares (which shall migrate and domesticate as a Delaware corporation prior to the Closing) (“Acquiror”), Pasadena Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub”), and Plastiq Inc., a Delaware corporation (the “Company”). Each of the Company, Acquiror and Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties”. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

W I T N E S S E T H:

WHEREAS, Section 11.11 (Amendments) of the Merger Agreement provides that the Merger Agreement may be amended or modified, in whole or in part, by the Parties only by a duly authorized agreement in writing approved by the respective board of directors of Acquiror and the Company and executed in the same manner as the Merger Agreement;

WHEREAS, the respective Board of Directors of Acquiror and the Company have approved this Amendment; and

WHEREAS, the Parties wish to amend the Merger Agreement on the terms set forth herein.

NOW, THEREFORE, in exchange for good and valuable consideration, the sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.	New Section 2.4(d). The following sub-section shall be added to Section 2.4 of the Merger Agreement:

(d)

“Not more than two (2) Business Days prior to the Closing Date, the Company shall deliver to the Acquiror a written statement setting forth the amount (the “Financing Agreement Amount”) of net proceeds received by the Company and/or its Subsidiaries under the Financing Agreement as of immediately prior to the Closing (which amount, for the avoidance of doubt, shall exclude $14,500,000, which is the amount of Indebtedness for borrowed money contemplated as of the date hereof).

2.	New Definition of Financing Agreement. The following definition shall be added to Section 1.1 of the Merger Agreement:

“Financing Agreement” means that certain financing agreement, dated as of November 14, 2022, by and among the Company, each subsidiary of the Company party thereto as a guarantor, the lenders party thereto and Blue Torch Finance LLC, as administrative agent and collateral agent, as may be amended, modified and restated.

3.	Amendment to the Definition of Base Purchase Price. The definition of “Base Purchase Price” in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Base Purchase Price” means $400,000,000 minus the Financing Agreement Amount.

4.	Amendment to the Definition of Company Warrants. The definition of “Company Warrants” in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Company Warrants” means the warrants of the Company to purchase capital stock of the Company, including, for the avoidance of doubt, the Warrants (as defined in the Financing Agreement).

5.	New Definition of Financing Agreement Amount. The following definition shall be added to Section 1.1 of the Merger Agreement:

“Financing Agreement Amount” has the meaning specified in Section 2.4(d).

6.

Effect of Amendment. Except as expressly amended by this Amendment, the terms and provisions of the Merger Agreement shall be in full force and effect. No reference to this Amendment need be made in any instrument or document making reference to the Merger Agreement. From and after the date hereof, references to “this Agreement” or Section 1.1 of the Merger Agreement, shall be deemed references to the Merger Agreement or Section 1.1, respectively, in each case as amended by this Amendment.

7.

Miscellaneous. The provisions of Article XI (Miscellaneous) of the Merger Agreement is hereby incorporated by reference and shall apply mutatis mutandis to this Amendment as if set forth at length herein, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby. For the avoidance of doubt, this Amendment and the Merger Agreement (which includes the Company Disclosure Letter, the Acquiror Disclosure Letter, the other schedules thereto and the exhibits thereto), as amended pursuant to this Amendment and the Transaction Agreements set forth the entire understanding of the Parties with respect to the Transactions. Any and all previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are superseded by the documents and agreements referred to in this section.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

ACQUIROR:

COLONNADE ACQUISITION CORP. II

By:	/s/ Remy W. Trafelet
Name: Remy W. Trafelet
Title: Chief Executive Officer

MERGER SUB:

PASADENA MERGER SUB INC.

By:	/s/ Remy W. Trafelet
Name: Remy W. Trafelet
Title: Chief Executive Officer

COMPANY:

PLASTIQ INC.

By:	/s/ Eliot L. Buchanan
Name: Eliot L. Buchanan
Title: Chief Executive Officer